# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pangaea Logistics Solutions Ltd., CIK 0001606909
CUSIP: G6891L105
Title of class of securities: Common Stock, par value $0.0001 per share (the "Common Shares")
Address of issuer's principal executive offices: 109 Long Wharf, C/o Carl Claus Boggild, Newport, Rhode Island (RI), 02840
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0001144204-14-061032
Filed by CIK 0001622062
Persons authorized to receive notices and communications: Edward S. Horton, Esq., One Battery Park Plaza, New York, New York (NY), 100004, 212-574-1265; Carl Claus Boggild, 109 Long Wharf, Newport, Rhode Island (RI), 02840, 401-846-7790

## Reporting persons
- Carl Claus Boggild (CIK 0001622062): type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); source of funds: subject company funds (SC); sole voting power 8,342,193; shared voting power 0; sole dispositive power 8,342,193; shared dispositive power 0; aggregate amount beneficially owned 8,342,193 (12.8% of the class)
  Comment: The amount reported as beneficially owned by Mr. Boggild includes amounts held by Lagoa Investments, an entity beneficially held by Mr. Boggild.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share (the "Common Shares")
Name of issuer: Pangaea Logistics Solutions Ltd.
Address of issuer's principal executive offices: 109 Long Wharf, C/o Carl Claus Boggild, Newport, Rhode Island (RI), 02840
Comment:
Copies to

Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
(212) 574-1265

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following paragraph:

Since the date of the Original Schedule 13D, the Reporting Person acquired or received an aggregate of 888,332 additional Common Shares through a combination of equity awards granted by the Issuer and purchases made in a private placement. These shares were obtained as part of the Reporting Person's ongoing investment in the Issuer, reflecting both their participation in the Issuer's equity compensation plans and their strategic decision to increase their ownership through a private placement. The Reporting Person's acquisition aligns with standard investment objectives and demonstrates their continued support for the Issuer's growth and strategic initiatives.

The Reporting Person's ownership percentage of the Issuer's Common Shares has decreased due to the Issuer's issuance of additional shares. The additional shares were issued on December 30, 2024, as part of the consummation of the Merger, pursuant to which the Issuer acquired Renaissance Holdings LLC and its assets, including 15 handy-size bulk vessels, by issuing 18,059,342 shares to SSI.

The Reporting Person intends to review their investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations, and prospects; price levels of the Issuer's securities; general market, industry, and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of December 30, 2024, the Issuer had 64,961,433 Common Shares outstanding based on information provided by the Issuer in its Form 8-K report filed with the U.S. Securities and Exchange Commission on December 30, 2024. Based on the foregoing, as of the date of this filing:
Number of shares as to which each person has sole or shared power to vote or dispose: 8,342,193
Transactions in the class effected during the past sixty days: The information relating to the beneficial ownership of the Shares by the Reporting Person set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. The Reporting Person has beneficial ownership of 8,342,193 shares of the Issuer's Common Stock, which represents 12.8% of the outstanding Common Stock, as of December 30, 2024 as disclosed in the Issuer's most recent 8-K filed with the SEC on December 30, 2024. The Reporting Person has no other material changes to the information previously reported or transactions within the prior 60 days to disclose. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Person that such person is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 of this Schedule 13D is incorporated in this Item 6 by reference.

## Signatures
- Carl Claus Boggild: /s/ Carl Claus Boggild, Carl Claus Boggild / Director (01/14/2025)